                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                              NUEVO ENERGY COMPANY
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89393410
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 18, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13G


CUSIP No. 89393410
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Yorktown Energy Partners III, L.P.
         13-3960615
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                       (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
 NUMBER OF            5        SOLE VOTING POWER
                               1,245,149
  SHARES              ---------------------------------------------------------
                      6        SHARED VOTING POWER
 BENEFICIALLY                  0
                      ---------------------------------------------------------
  OWNED BY            7        SOLE DISPOSITIVE POWER
                               1,245,149
    EACH              ---------------------------------------------------------
                      8        SHARED DISPOSITIVE POWER
 REPORTING                     0

PERSON WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,245,149
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                             [ ]
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.5%(1)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
         PN
-------------------------------------------------------------------------------


--------
(1) Based on 19,188,623 shares of Common Stock consisting of 2,000,000 issued pursuant to the transaction whereby the Reporting Persons became holders of stock and 17,188,623 shares of Common Stock reported to be outstanding as of August 8, 2002 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

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                                  SCHEDULE 13G


CUSIP No. 89393410
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Yorktown Energy Partners IV, L.P.
         13-4083305
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                       (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
 NUMBER OF            5        SOLE VOTING POWER
                               523,046
  SHARES              ---------------------------------------------------------
                      6        SHARED VOTING POWER
 BENEFICIALLY                  0
                      ---------------------------------------------------------
  OWNED BY            7        SOLE DISPOSITIVE POWER
                               523,046
    EACH              ---------------------------------------------------------
                      8        SHARED DISPOSITIVE POWER
 REPORTING                     0

PERSON WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         523,046
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                             [ ]
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.7%(1)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
         PN
-------------------------------------------------------------------------------


--------
(1) Based on 19,188,623 shares of Common Stock consisting of 2,000,000 issued pursuant to the transaction whereby the Reporting Persons became holders of stock and 17,188,623 shares of Common Stock reported to be outstanding as of August 8, 2002 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

                                  SCHEDULE 13G


CUSIP No. 89393410
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Yorktown Partners LLC
         13-3958089
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                       (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
 NUMBER OF            5        SOLE VOTING POWER
                               13,075
  SHARES              ---------------------------------------------------------
                      6        SHARED VOTING POWER
 BENEFICIALLY                  0
                      ---------------------------------------------------------
  OWNED BY            7        SOLE DISPOSITIVE POWER
                               13,075
    EACH              ---------------------------------------------------------
                      8        SHARED DISPOSITIVE POWER
 REPORTING                     0

PERSON WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,075
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                             [ ]
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.07%(1)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
         00
-------------------------------------------------------------------------------


--------
(1) Based on 19,188,623 shares of Common Stock consisting of 2,000,000 issued pursuant to the transaction whereby the Reporting Persons became holders of stock and 17,188,623 shares of Common Stock reported to be outstanding as of August 8, 2002 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

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ITEM 1.

   (a)  Name of issuer: Nuevo Energy Company

   (b) Address of issuer's principal executive offices: 1021 Main, Suite 2100, Houston, Texas 77002

ITEM 2.

(a)  Name of persons filing: Yorktown Energy Partners III, L.P. ("Yorktown III")
                             Yorktown Energy Partners IV, L.P. ("Yorktown IV") Yorktown Partners LLC ("Yorktown LLC")

(b) Address of principal business office: The principal business office address for all the filing persons is 410 Park Avenue, New York, NY 10022.

(c) Citizenship: Both Yorktown III and IV are Delaware limited partnerships and Yorktown LLC is a Delaware limited liability company.

(d)  Title of class of Securities:  Common Stock

(e)  CUSIP Number:  89393410

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

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ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) - (c)  Amount and percentage beneficially owned:

         Together, the filing persons beneficially own 1,781,270 shares of Common Stock in the aggregate, which represents approximately 9.3% of the Common Stock.

         Yorktown III has sole voting and dispositive power with respect to all 1,245,149 shares of Common Stock it owns, which represents approximately 6.5% of the Common Stock.

         Yorktown IV has sole voting and dispositive power with respect to all 523,046 shares of Common Stock it owns, which represents approximately 2.7% of the Common Stock.

         Yorktown LLC has sole voting and dispositive power with respect to all 13,075 shares of Common Stock it owns, which represents approximately 0.07% of the Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See attached Exhibit 99.1.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

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ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 25, 2002             Yorktown Energy Partners III, L.P.
                                      By its General Partner,
                                      Yorktown III Company LLC

                                      By:  /s/ Peter A. Leidel
                                      Name:  Peter A. Leidel
                                      Title:  Member



Date:  September 25, 2002             Yorktown Energy Partners IV, L.P.
                                      By its General Partner
                                      Yorktown IV Company LLC

                                      By:  /s/ Peter A. Leidel
                                      Name:  Peter A. Leidel
                                      Title:  Member


Date:  September 25, 2002             Yorktown Partners LLC

                                      By:  /s/ Peter A. Leidel
                                      Name:  Peter A. Leidel
                                      Title:  Member

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                               INDEX TO EXHIBITS


EXHIBIT NO.             DESCRIPTION
-----------             -----------

   99.1                 List of Group Members

   99.2                 Agreement made Pursuant to Rule 13d-1(k)